FORM 6-K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

29 April 2004

PREMIER FARNELL PLC

PREMIER FARNELL PLC (Translation of registrant’s name in English)

Armley Road, Leeds, West Yorkshire LS12 2QQ, England (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ] -

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PLC (Registrant)

Date: 29 April 2004	By: Steven John Webb Steven John Webb Group Company Secretary and General Counsel

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company PREMIER FARNELL PLC	2.	Name of shareholder having a major interest PRUDENTIAL PLC AND CERTAIN OF ITS SUBSIDIARY COMPANIES

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18	4.	Name of the registered holder(s) and, if more than one, holder, the number of shares held by each of them
NOT DISCLOSED	CHASE NOMINEES LTD A/C 3787
CHASE NOMINEES LTD A/C 3789
CHASE NOMS LT A/C 14914
CHASE NOMS LTD
CHASE NOMS LTD A/C 14920
CLYDESDALE BK NOMS LTD (MGSC)
CLYDESDALE BK NOMS LTD CHI
CLYDESDALE BK NOMS LTD MGB
CLYDESDALE BK NOMS LTD MGF
CLYDESDALE BK NOMS LTD MGH
CLYDESDALE BK NOMS LTD MGK
CLYDESDALE BK NOMS LTD MGT
ESMEE FAIRBAIRN FOUNDATION
M&G (LOMBARD ST) NOMS FPE
MAGIM HSBC GIS NOM (UK) SALI
NORTRUST NOMS LTD
PRUCLT HSBC GIS NOM (UK) PAC AC
PRUCLT HSBC GIS NOM (UK) PPL AC
RBS EDINBURGH NOMS LD A/C SAGS
ROY NOMINEES 578079
ROY NOMS LTD 578052
ROY NOMS LTD 578060
ROY NOMS LTD 578141
			ROY NOMS LTD 578192	27,479 399,343 1,274,710 84,000 12,688 644,063 2,310,000 1,000,000 897,861 1,000,000 918,726 62,459 730,000 67,228 210,978 3,074,037 19,930,207 2,414,304 13,200 201,357 114,292 295,000 223,802 488,734

5.	Number of shares/amount of stock acquired N/A	6.	Percentage of issued class N/A	7.	Number of shares/amount of stock disposed NOT DISCLOSED	8.	Percentage of issued class NOT DISCLOSED

9.	Class of security ORDINARY SHARES OF 5P EACH	10.	Date of transaction NOT DISCLOSED	11.	Date company informed 27 APRIL 2004

12.	Total holding following this notification 36,394,468	13.	Total percentage holding of issued class following this notification 10.02%

14.	Any additional information	15.	Name of contact and telephone number for queries STEVEN WEBB COMPANY SECRETARY PREMIER FARNELL PLC 150 ARMLEY ROAD LEEDS LS12 2QQ TEL. 0113 387 5277

16.	Name and signature of authorised company official responsible for making this notification STEVEN WEBB COMPANY SECRETARY

Date of notification: 27 APRIL 2004